NESTLÉ S.A.

07022362

082-01252

RECEIVED MAR 26 2007 SEC MAIL PROCESSING SECTION WASH. D.C. 210

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street, N.W.

Washington, D.C. 20549-0302
Mail Stop 3-2
U.S.A.

SUPPL

Vevey, March 20th 2007

Ladies and Gentlemen,

Please find enclosed the following document of Nestlé S.A. (the "Company") :

- Annual Information Update 2006

The Company hereby furnishes this document to the Commission under Rule 12g3-2(b) promulgated pursuant to the Securities Exchange Act of 1934, as amended.

Please do not hesitate to contact the undersigned (phone: +41 21 924 27 19; e-mail: michele.burger@nestle.com) should you have any questions.

PROCESSED
APR 10 2007
THOMSON
FINANCIAL

Yours sincerely,

Nestlé S.A.

Michèle Burger

AVENUE NESTLÉ 55 CH-1800 VEVEY (SUISSE) TÉLÉPHONE 021 924 21 11 TÉLÉFAX 021 921 18 85

NESTLÉ S.A.

March 20, 2007

Annual Information Update 2006

In accordance with Article 29 of the Additional Rules for the Listing on the SWX "EU-Compatible" Segment of the SWX Swiss Exchange and Article 10 of the EU Prospectus Directive (2003/71/EC), Nestlé S.A. is pleased to provide its Annual Information Update 2006 relating to information that has been published or made available to the public between January 1, 2006 and December 31, 2006.

The information included in this Annual Information Update 2006 when filed with the SWX Swiss Exchange was filed at the same time with the U.S. Securities and Exchange Commission under Rule 12g3-2(b) of the U.S. Securities and Exchange Act. In addition, the Management Report 2005 has been filed with The Financial Services Authority / RNS Customer Services on behalf of those of Nestlé S.A.'s subsidiaries which have bonds, guaranteed by Nestlé S.A., listed at the London Stock Exchange.

The information contained or referred to in this Annual Information Update 2006 was up to date at the time the information was published but some of that information may now be out of date.

1. Reporting obligations regarding the maintenance of listing

The documents / information listed below were filed with the SWX Swiss Exchange and are partly made available by the SWX Swiss Exchange on its website (**http://www.swx.com/admission/listing/equity_market/eu_compatible/issuer_information_en.html?id=1454**), and/or on the website of the Company (**www.ir.nestle.com**).

06.03.2006	Invitation to the 139th Annual General Meeting of Shareholders of April 6, 2006 / Announcement of the date of closure of the share register
09.03.2006	Announcement of the date of the dividend payment and ex-dividend trading
16.03.2006	Management Report 2005, including the Annual Report, the Financial Statements and the Corporate Governance Report
07.04.2006	Resolutions of the 139th Annual General Meeting of Shareholders of April 6, 2006 / Announcement of the date of the next Annual General Meeting of Shareholders

AVENUE NESTLÉ 55 CH-1800 VEVEY (SUISSE) TÉLÉPHONE 021 924 21 11 TÉLÉFAX 021 921 18 85

10.04.2006	Annual Information Update 2005
27.06.2006	Reduction of share capital of CHF 403'520'000 to newly CHF 400'735'700 through cancellation of 2'784'300 registered shares with a nominal value of CHF 1 each
23.08.2006	Half-Yearly Report January/June 2006

2. Reporting of Management Transactions

The management transactions were filed with the SWX Swiss Exchange on various dates and are published on the website of the SWX Swiss Exchange (**http://www.swx.com/admission/being_public/mtrans/publication_en.html**).

3. Press Releases

The press releases listed below were filed with the SWX Swiss Exchange and may be obtained from the website of the Company (**http://www.ir.nestle.com/News_Events/Press_Releases/Archived_Press_Releases/Archived+Press+Releases.htm?Year=2006**).

19.01.2006	Nestlé achieves full ownership of Dreyer's and becomes world leader in ice cream
23.02.2006	Nestlé Group in 2005: Record Sales and Profits – Higher Dividend Proposed
29.03.2006	Nestlé and Red Cross Red Crescent join forces on water
06.04.2006	Nestlé S.A.: Strong Support for Board Proposals at Annual General Meeting
13.04.2006	Nestlé and Inventages Launch New Fund
25.04.2006	Nestlé: First-Quarter Sales 2006 Strong Start and Full Year Outlook reconfirmed
23.05.2006	Nestlé Acquisition of Uncle Tobys in Australia Enhances Group's Nutrition, Health and Wellness Dimension
08.06.2006	Modernization of Nestlé's Articles of Association Continues Despite Legal Challenge
19.06.2006	Nestlé enters weight management market – Jenny Craig acquisition enhances Group's nutrition, health and wellness dimension
23.08.2006	Nestlé: Very Strong Performance in 2006 First Half – Double-Digit Growth of Sales, EBIT and Net Profit

11.09.2006	Nestlé Nespresso Announces Plans to Open a New Production-Distribution Centre in Switzerland in 2008
16.10.2006	Nestlé to sell liquid milk business in South-East Asia
19.10.2006	Nestlé 9-Month Sales: Continued Strong Organic Growth of 6.1% Full-Year Outlook Reconfirmed
02.11.2006	Beverage Partners Worldwide (BPW) Joint Venture to Refocus on Black Tea
21.11.2006	Nestlé and EPFL in brain research partnership
29.11.2006	Nestlé Waters and Grupo Modelo in Mexican bottled water alliance
07.12.2006	Nestlé to streamline Group pension fund management
14.12.2006	Nestlé to Acquire Novartis Medical Nutrition, Moving Toward Nutrition, Health and Wellness
19.12.2006	Resignation of Mrs Nelly Wenger

END